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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DOLLAR GENERAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

256669102

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A
CUSIP No. 256669102

1.	Name of Reporting Person: Maverick Capital, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2482446

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,050,400

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 9,050,400

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,050,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person:* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT

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13G/A
CUSIP No. 256669102

1.	Name of Reporting Person: Maverick Capital Management, LLC		I.R.S. Identification Nos. of above persons (entities only): 75-2686461

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,050,400

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 9,050,400

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,050,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person:* HC

* SEE INSTRUCTIONS BEFORE FILLING OUT

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13G/A
CUSIP No. 256669102

1.	Name of Reporting Person: Lee S. Ainslie III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 9,050,400

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 9,050,400

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,050,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person:* HC

* SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1(a) Name of Issuer.

Dollar General Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices.

100 Mission Ridge

Goodlettsville, Tennessee 37072

Item 2(a) Name of Person Filing.

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (each, a “Reporting Person”):

(i)	Maverick Capital, Ltd.;

(ii)	Maverick Capital Management, LLC; and

(iii)	Lee S. Ainslie III (“Mr. Ainslie”).

The Schedule 13G relates to Shares (as defined herein) held for the accounts of Maverick Capital, Ltd.’s clients.

Item 2(b) Address of Principal Business Office, or, if none, Residence.

The address of the principal business office of (i) Maverick Capital, Ltd. and Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, Texas 75201, and (ii) Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

Item 2(c) Citizenship or Place of Organization.

(i)	Maverick Capital, Ltd. is a Texas limited partnership;

(ii)	Maverick Capital Management, LLC is a Texas limited liability company; and

(iii)	Lee S. Ainslie III is a citizen of the United States.

Item 2(d) Title of Class of Securities.

Common Stock (the “Shares”).

Item 2(e) CUSIP Number.

256669102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 Ownership.

Ownership as of December 31, 2003 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

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Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge, and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004	MAVERICK CAPITAL, LTD.

	By:	Maverick Capital Management, LLC,
Its General Partner

		By:	Lee S. Ainslie III, Manager

			By:	/s/ John T. McCafferty

John T. McCafferty Under Power of Attorney dated February 13, 2003

Date: February 13, 2004	MAVERICK CAPITAL MANAGEMENT, LLC

	By:	Lee S. Ainslie III, Manager

		By:	/s/ John T. McCafferty

John T. McCafferty Under Power of Attorney dated February 13, 2003

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Date: February 13, 2004	LEE S. AINSLIE III

	By:	/s/ John T. McCafferty

John T. McCafferty Under Power of Attorney dated February 13, 2003

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